Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Sonde Resources Corp.'s Stock Option Plan (2011), of our reports, dated March 25, 2011, relating to the consolidated financial statements of Sonde Resources Corp. (which audit report expresses an unqualified opinion and includes emphasis of matter paragraphs regarding changes in accounting policies and material uncertainties that may raise significant doubt about Sonde Resources Corp.’s ability to continue as a going concern) and the effectiveness of Sonde Resources Corp.'s internal control over financial reporting appearing in the Annual Report on Form 40-F of Sonde Resources Corp. for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on March 25, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

August 11, 2011